

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

<u>Via E-mail</u>
Wei Shi
President
Toyota Auto Receivables LLC
19851 S. Western Avenue
Torrance, California, 90501

> **Re: Toyota Auto Receivables 2010-A Owner Trust**
> **Toyota Auto Receivables 2010-B Owner Trust**
> **Toyota Auto Receivables 2010-C Owner Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 21, 2013**
> **File No. 333-159170-02, 333-159170-03, 333-168098-02**

Dear Wei Shi:

We have reviewed your response to our comment letter dated June 25, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note your responses to comments 1 and 2 from our letter dated June 25, 2013. Please confirm that in future filings if any report on the assessment of compliance with the servicing criteria set forth in Item 1122(d) filed as an exhibit to the Form 10-K identifies a material instance of noncompliance with the servicing criteria set forth in Item 1122(d) disclosure will be provided, similar to what you have provided in your supplemental responses, to address the following:

   - the extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;

   - the party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance;

- whether the material instance of non-compliance involved assets for the subject transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, you may contact Max Rumyantsev at (202) 551-3784 or me at (202) 551-3225.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel